UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statement filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.   2  )

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043168103
(CUSIP Number)

      December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect of the subject class of securities, and for any subsequent amendment contain information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043168103	13G	Page 2 of 9

1.	Names of Reporting Persons Joseph R. Dancy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 122,100

	6.	Shared Voting Power 192,700

	7.	Sole Dispositive Power 122,100

	8.	Shared Dispositive Power 192,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 314,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
Reporting person expressly disclaims beneficial ownership of 144,174 shares of the 314,800 aggregate amount reported in Row 9, except to the extent of his pecuniary interests therein.

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 043168103	13G	Page 3 of 9

1.	Names of Reporting Persons Victoria A. Dancy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,200

	6.	Shared Voting Power 267,600

	7.	Sole Dispositive Power 47,200

	8.	Shared Dispositive Power 267,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 314,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
Reporting person expressly disclaims beneficial ownership of 220,074 shares of the 314,800 aggregate amount reported in Row 9, except to the extent of her pecuniary interests therein.

11.	7.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 043168103	13G	Page 4 of 9

1.	Names of Reporting Persons LSGI Technology Venture Fund L.P. 75-2825353

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 144,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 144,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 043168103	13G	Page 5 of 9

1.	Names of Reporting Persons LSGI Advisors Inc. 75-2805972

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 145,500 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 145,500 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 144,500 shares owned by LSGI Technology Venture Fund L.P., a limited partnership of which LSGI Advisors Inc. is the general partner.

Item 1.
	(a)	Name of Issuer Art’s-Way Manufacturing Co., Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5556 Highway 9, Armstrong, IA 50514-0288

Item 2.
	(a)	Name of Person Filing
(i)
Joseph R. Dancy, an individual, with respect to the common stock directly owned by him individually, as custodian for his one minor child under the Uniform Transfer to Minors Act and by the Joseph R. Dancy IRA; with respect to the common stock directly owned by Mr. Dancy’s spouse, Victoria A. Dancy; with respect to common stock directly owned by LSGI Advisors Inc., a Texas corporation of which Mr. Dancy is the sole owner and officer (“LSGI Advisors”); and with respect to common stock directly owned by LSGI Technology Venture Fund, L.P., a Texas limited partnership of which LSGI Advisors is the general partner and of which Mr. Dancy, Victoria A. Dancy, the Joseph R. Dancy Irrevocable Trust (for the benefit of Joseph R. Dancy), the Victoria A. Dancy Irrevocable Trust (for the benefit of Victoria A. Dancy), Mr. and Mrs. Dancy’s two minor children, and LSGI Advisors are limited partners (“LSGI Fund”).

	(ii)	Victoria A. Dancy, an individual, with respect to common stock directly owned by her individually and by the Victoria A. Dancy IRA; with respect to common stock directly owned by Mrs. Dancy’s spouse, Joseph R. Dancy, individually, by the Joseph R. Dancy IRA and as custodian for Mr. and Mrs. Dancy’s one minor child under the Uniform Transfer to Minors Act; with respect to common stock directly owned by LSGI Advisors; and with respect to common stock directly owned by the LSGI Fund.
	(iii)	LSGI Fund, with respect to the common stock owned directly by it.
	(iv)	LSGI Advisors with respect to the common stock owned directly by it and with respect to common stock directly owned by the LSGI Fund.

(b)
Address of Principal Business Office or, if none, Residence
The address of Joseph R. Dancy, Victoria A. Dancy, LSGI Technology Fund, L.P. and LSGI Advisors, Inc. is:
1007 Beaver Creek
Duncanville, Texas  75137

	(c)	Citizenship See Cover Pages, Item 4
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number See Cover Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Cover Pages, Items 5 through 11
(b)	Percent of class: See Cover Pages, Items 5 through 11
(c)	Number of shares as to which the person has: See Cover Pages, Items 5 through 11
	(i)	Sole power to vote or to direct the vote See Cover Pages, Items 5 through 11
	(ii)	Shared power to vote or to direct the vote See Cover Pages, Items 5 through 11
	(iii)	Sole power to dispose or to direct the disposition of See Cover Pages, Items 5 through 11
	(iv)	Shared power to dispose or to direct the disposition of See Cover Pages, Items 5 through 11

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
Joint Filing Agreement dated July 6, 2009, among the Reporting Persons, incorporated by reference to Exhibit 1 to initial Schedule 13G filed with the Securities and Exchange Commission on July 6, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2011

Joseph R. Dancy

/s/ Joseph R. Dancy
Signature

Victoria A. Dancy

/s/ Victoria A. Dancy
Signature

LSGI TECHNOLOGY VENTURE FUND, L.P.

BY:	LSGI Advisors Inc., its General Partner

	BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President

LSGI ADVISORS INC.

	BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President